Exhibit 99.1

Neptune Wellness Solutions Inc. Provides Business and Operational Update

Rapid expansion into health and wellness products positions the Company for compound growth for many years to come

LAVAL, QC, Oct. 5, 2020 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today provided an update on its business and operations.

Despite the decline in global economic activity since the outbreak of the COVID-19 virus, Neptune has taken transformative, and successful, actions to increase its sales, distribution and reach at both the business-to-business (B2B) and business-to-consumer (B2C) segments in the consumer-packaged goods market (CPG).

Specifically:

  Neptune's has a dual go-to market B2B and B2C strategy focused on dramatically expanding its global distribution reach. The strategy sets Neptune apart from its competition and has started to yield a consistent, long-term revenue opportunity for the Company as it begins to sell its products in these channels as well.
  Twelve months ago, CPG distribution represented zero revenue for Neptune and gross revenue in that category is accelerating for Neptune and is expected to exceed 70% of the Company's revenues in Q3 of FY2021.
  Consistent with this approach, Neptune today announced that it has entered into a distributorship agreement with a subsidiary of The Kraft Heinz Company (NASDAQ: KHC) ("Kraft Heinz") to market and distribute its products into India, Vietnam, the Caribbean Islands and Latin America.
  The partnership with the CPG manufacturer marks the Company's first international distribution deal outside of North America, providing reach to more than 2.1 billion people. Kraft Heinz brands included in the distributorship involve Boca Burger; Gevalia; Grey Poupon, Oscar Mayer, Philadelphia Cream Cheese, Planters, Wattie's, Golden Circle, HP Sauce, Jell-O, Kool-Aid, Maxwell House and others.
  Neptune continues to build a broad portfolio of natural, plant-based, and sustainable brands and CPG products in key health and wellness markets, including hemp, nutraceuticals, personal care, and home care.
  Neptune recently submitted a registration to the Environmental Protection Agency (EPA) in the United States for its new line of disinfecting wipes qualifying for the EPA's List N: Disinfectants for Use Against SARS-CoV-2. Neptune took the strategic undertaking to produce this item to help in the fight against COVID-19, and the submission represents a critical and required regulatory step for the Company to bring safe and effective disinfecting wipes to the market.
  Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively the "Respondents") in accordance with the Asset Purchase Agreement ("APA") dated April 9, 2019 between, among others, Neptune and the Respondents. The claim is related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by the Respondents in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law.
  To increase efficiencies and future profitability across Neptune's business units, the Company reduced its headcount by 25% to focus on business initiatives and to accelerate profitability with less focus on long-term, asset heavy investments. Additionally, the Company recently succeeded in its petition to decertify the union representing employees at its facility in Sherbrooke, Quebec.
  This trend will increase operational key performance indicators such as revenue per employee with an expected four-fold increase of efficiency in FY2021 compared to the prior period of FY2020.
  Neptune's flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, that were launched in 2020, continue to be recognized as some of the world's leading products. Neptune's co-collaboration with Jane Goodall on the Wonders of Africa Essential Oil Kit and Jane Goodall by Forest Remedies Hand Sanitizer spray won a 2020 OK! Wellness Award.
  Neptune plans to expand its line of cannabis consumer product goods readying itself for expansion into the United States based on the results of a comprehensive and independent survey commissioned by the Company. Michael Cammarata, Chief Executive Officer and President of Neptune, wrote about our position for New Cannabis Ventures, titled COVID-19 Should be the Catalyst to Legalize Cannabis. Mr. Cammarata compared the 18th amendment to the U.S. Constitution that had prohibited the manufacturing, sale or distribution of alcohol in 1920 to repeal liquor laws and aid in the end of the Great Depression.
  In preparation for potential U.S. cannabis legalization under Federal law, Neptune is proactively primed for mass distribution. Neptune's Mood Ring™ line—which is being launched in select Canadian markets this fall, providing consumer demand for high-quality, affordable, and environmentally friendly cannabis products—positions the Company to scale its owned and operated brands to introduce additional cannabis products to complement our hemp and essential oil lines.

The Company added: "We believe we have the ability to compound growth for many years to come. We remain supremely confident in our ability to continue to gain market share by focusing on the core Neptune principle—that is, to innovate the health and wellness of consumers around the world with every product they touch, from the time they wake up until they go to sleep—while simultaneously and aggressively pursuing new revenue opportunities. In doing so, Neptune will change consumption patterns with environmentally friendly and innovative products so our customers can live longer and feel better. And together, we can build a more sustainable world."

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:
Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods.  Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions.  For additional information, please visit: https://neptunecorp.com/

FORWARD LOOKING STATEMENTS:
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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%CIK: 0001401395

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 05-OCT-20